Morgan Crucible

18th April 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC Mail Processing
Section

APR 24 2008

Washington, DC
111

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

08002183

PROCESSED
MAY 01 2008
THOMSON REUTERS

Enclosure

dlw 4/29

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	17:51 21-Apr-08
Number	8081S

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc – Grant of Deferred Bonus and Matching Awards

The Morgan Crucible Company plc

21st April 2008

The Morgan Crucible Company plc (the 'Company') announces that following approval of the Morgan Crucible Bonus Deferral Share Matching Plan (the 'Plan') at the Company's Annual General Meeting held on 18th April 2008, the awards detailed below over ordinary 25p shares in the Company ('Shares') were granted on 18th April 2008 to the Executive Directors.

The Plan involves two linked awards:

(a) **Deferred Awards** granted following the Directors' election to convert part of their bonus for the financial year 2007 into a deferred entitlement to Shares. The awards relate to pre-tax bonus.

(b) **Matching Awards** the vesting of which is linked to continued service and an Earnings per Share-based measure of growth over a three year performance period. At the top end of the performance scale the Matching Award would vest at three times the number of Shares comprised in the Deferred Award.

Executive Director	Number of Shares under the Deferred Award	Maximum number of Shares under the Matching Award
Mark Robertshaw	104,743	314,229
Kevin Dangerfield	58,266	174,798

This notification relates to transactions notified in accordance with DR 3.1.4R (1) (a).

Enquiries: Tracey Bigmore, The Morgan Crucible Company plc

Tel: 01753 837000

Date of Notification: 21st April 2008

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Result of AGM
Released	17:34 21-Apr-08
Number	8065S

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc AGM Resolutions

A copy of the resolutions (other than the resolutions concerning ordinary business) passed at the Company's Annual General Meeting on 18th April 2008 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

21st April 2008

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Company No. 286773

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ORDINARY & SPECIAL RESOLUTIONS

OF

THE MORGAN CRUCIBLE COMPANY PLC

PASSED ON

18th April 2008

At the Annual General Meeting of the Company duly held at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR on 18th April 2008, the following Resolutions were passed:

ORDINARY RESOLUTIONS

1. 'THAT the Morgan Crucible Bonus Deferral Share Matching Plan (the 'Plan'), the draft rules of which are produced to the Meeting marked 'A' and initialled by the Chairman for the purposes of identification, be and is hereby approved and adopted by shareholders and the Directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to continue to operate the Plan.'

2. 'THAT the authority conferred on the Directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or until the next annual general meeting, whichever shall first occur, and for that period the "section 80 amount" is £22,512,500, representing just less than one third of the issued ordinary share capital of the Company.'

SPECIAL RESOLUTIONS

1. 'THAT the authority conferred on the Directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or on the date of the next annual general meeting, whichever shall first occur, and for that period the "section 89 amount" is £3,377,140 representing just less than 5 per cent of the issued ordinary share capital of the Company.'

2. 'THAT the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ('Ordinary Shares') provided that:

   (a) the maximum aggregate number of ordinary shares authorised to be purchased is 27,017,127 representing just less than 10 per cent of the issued ordinary share capital of the Company;

   (b) the minimum price which may be paid for an ordinary share (exclusive of expenses) is 25p;

   (c) the maximum price which may be paid for an ordinary share (exclusive of expenses) is the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

   (d) unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next annual general meeting (whichever is the sooner); and

   (e) the Company may make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of Ordinary Shares in pursuance of such a contract.'

3. 'THAT the Articles of Association of the Company be amended by making the alterations marked on the print of the Articles of Association produced to the Meeting marked "A" and initialled by the Chairman for the purposes of identification with effect from the conclusion of the Meeting.'

4. 'THAT the Articles of Association of the Company be amended with effect from the date on which section 175 of the Companies Act 2006 is brought into force by making the alterations marked on the print of the Articles of Association produced to the Meeting marked "B" and initialled by the Chairman for the purposes of identification.'

....

Chairman

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	14:48 18-Apr-08
Number	6816S

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc

DIRECTORATE CHANGES

Further to the Company's announcement on 7 December 2007, Morgan Crucible confirms that Joe MacHale, Senior Independent Director and Chair of the Audit Committee, resigned on 18 April 2008 after the Company's Annual General Meeting.

Mr Andrew Given has been appointed as the Chair of the Audit Committee and Mr Martin Flower has been appointed as the Senior Independent Director, also with effect from the close of the Annual General Meeting.

Enquiries: Mr P A Boulton, The Morgan Crucible Company plc

Telephone: 01753 837000

Date of Notification: 18 April 2008

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Interim Management Statement
Released	07:00 18-Apr-08
Number	6140S

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number:6140S
Morgan Crucible Co PLC
18 April 2008

The Morgan Crucible Company plc - Interim Management Statement

The Morgan Crucible Company plc ('Morgan Crucible'), the advanced materials company, is holding its Annual General Meeting at 11.00am today, where the following comments will be made regarding current trading, financial performance and outlook for the financial year. This statement covers the period from 5th January 2008 to 17th April 2008, and constitutes Morgan Crucible's first Interim Management Statement as required by the UK Listing Authority's Disclosure and Transparency Rules.

- The Group has continued to experience good trading conditions across all its divisions in the nine weeks since we reported our full year 2007 results in late February
- The order book at the end of March continues to be healthy with year on year improvements in line with those reported in February
- For the year as a whole we expect to deliver performance in line with guidance set out at the preliminary results in February
- We completed the acquisition of the Technical Ceramics businesses, Certech and Carpenter Advanced Ceramics from Carpenter Technology Corporation for c$145million
- A c£160 million pensioner buy-out transaction was completed in March, between the Trustees of our UK pension schemes and Lucida plc, an FSA regulated company.

Commenting on the year to date performance and outlook for the Group, Mark Robertshaw, Chief Executive Officer said:

"The recently completed acquisition of the Carpenter businesses continues to move our end-market mix towards higher growth, higher margin, less economically cyclical markets. Furthermore, the buy-out of the £160m of UK pensioner liabilities significantly de-risks our balance sheet and further reinforces our already healthy credit position. I am pleased with the progress we have continued to make since the year end and in particular with the strength of our order books. We therefore remain confident that the business will make further progress in 2008".

Carbon

The overall order book for Carbon is well up on last year with a particularly strong pipeline in armour both for our silicon carbide materials and for the NP Aerospace business in which we acquired an equity stake last year. Production constraints in our US armour business and the continuing 'lock out' situation in our India facility are expected to restrain growth and impact gross margin in

the first half of 2008. However, the ongoing strength of our order pipeline in the US coupled with anticipated production changes coming on-stream in Q2 mean that we expect a stronger second half of the year. The traditional Carbon businesses of electrical and mechanical are trading in line with expectations. We are seeing strong growth in our high temperature insulating business, largely driven by the demand of the solar energy market.

Technical Ceramics

The Technical Ceramics business has enjoyed a good start to the year. The strong opening order book has delivered healthy sales for the year to date. This year on year revenue growth is particularly encouraging when we adjust for the end of life of a 'hard disk drive (HDD)' customer application which still had sales in Q1 2007.

The main driver of our results has been the focus placed on winning new business combined with the continued strength of our medical and aerospace customers: the strength in these sectors has more than offset some softness in markets related to the building industry and telecoms. The aerospace and medical markets remain a key area of focus for the division. The acquisition of the Carpenter businesses was successfully completed at the end of March and takes the division further into the growing aerospace market.

Insulating Ceramics

The Thermal Ceramics business has seen good top line growth year to date against last year particularly in light of the strong project-based business in H1 2007. This growth is driven primarily by strong Asian sales with Latin America also trading well.

The order book remains robust especially in chemical and processing (CPI) and energy end-markets for delivery into Asia and the Gulf Region. The roll-out of our High Temperature and Low Shot Superwool(R) products continues with sales of High Temperature Superwool(R) starting in North America from February of this year. We continue to convert our network of manufacturing facilities to Superwool production capability with the Japanese facility having been recently converted. Our newly redesigned and enhanced global R&D centre in Bromborough, UK is now close to completion and will be formally opened in the second quarter.

Good trading conditions in the Molten Metal Systems business continued into the first quarter of 2008, with overall sales increasing in line with expectations. Whilst some of this increase was attributable to stock building by distributors, in advance of the planned transfer of UK manufacturing to our German and Indian plants, underlying business levels and order intake continued to exhibit underlying growth, with all regions contributing.

Financial Position

The balance sheet remains strong and there have been no significant changes in the financial position of the Group since that reported as at 4 January 2008, other than the acquisition noted above (funded through an increase in bank borrowings), and the pensioner buy-out transaction that was completed in March. Morgan Crucible made a one-off contribution to the schemes of c£4 million as part of this pensioner buy-out transaction.

Outlook

The Group continues to enjoy a healthy order book. Based on year to date trading and our healthy current order book, performance for the full year is anticipated to be in line with expectations and the Board remains confident about the outlook for the future.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Result of AGM
Released	14:53 18-Apr-08
Number	6826S

COMPANY VOTING RESULTS

Company Name:	**The Morgan Crucible Company plc**
Meeting Date:	**18 April 2008**
Number of cards (shareholders) at meeting date:	**22**
Issued share capital at meeting date:	**270,173,509**
Number of votes per share:	**1**
Meeting type AGM/EGM:	**AGM**

Resolution (No. as noted on proxy form)	Shares For	Shares Discretionary	Shares Against	Shares Marked As Votes Withheld / Abstentions	Poll
1. To receive the 2007 Report and Accounts	185,909,756	303,926	2,109,627	2,318	No
2. To approve the Remuneration Committee Report	183,441,846	328,428	2,348,047	2,207,305	No
3. To declare a Final Dividend at the rate of 4.5p per share for the year ended 4 January 2008	188,017,456	305,843	1,350	978	No

4. To re-appoint Andrew Given as a Director	187,397,396	316,274	594,684	17,273	No
5. To re-elect Mark Robertshaw as a Director	187,031,876	316,274	578,700	398,776	No
6. To re-elect Martin Flower as a Director	187,410,907	316,386	581,537	16,797	No
7. To re-elect Simon Heale as a Director	187,406,734	321,219	586,643	11,031	No
8. To re-appoint KPMG Audit Plc as Auditors	185,498,583	321,072	2,151,412	354,559	No
9. To authorise the Directors to agree the remuneration of the Auditors of the Company	185,878,425	315,074	2,120,567	11,561	No
10. To approve and adopt the Morgan Crucible Bonus Deferral Share Matching Plan	185,204,182	336,672	2,389,268	395,504	No
11. To renew the Directors' authority to allot shares	187,873,142	319,644	85,533	47,308	No
12. To renew the Directors' authority to disapply pre-emption rights	187,855,682	352,255	77,862	39,828	No
13. To renew the Directors' authority to purchase ordinary shares in the market	187,919,310	337,524	54,046	14,747	No
14. To amend the Articles of Association of the Company with immediate effect to take account of 2006 Companies Act changes	187,878,863	351,621	59,441	35,702	No
15. To amend the Articles of Association of the Company regarding Directors' conflicts of interest	187,877,686	357,701	53,460	36,780	No

Enquiries: Tracey Bigmore

Telephone: 01753 837000

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Annual Information Update
Released	16:13 16-Apr-08
Number	5024S

ISSUER FILE NO.
The Morgan Crucible Company plc 82-3387

The Morgan Crucible Company plc

Annual Information Update for the period 1 April 2007 up to and including 31 March 2008.

In conformity with the UK Financial Services Authority Prospectus Rule 5.2, The Morgan Crucible Company plc (the 'Company') announces that the following information has been published or made available to the public during the defined period in accordance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Annual Information Update was up to date at the time of publication, but some information may now be out of date.

Stock Exchange Announcements

Details of announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website (www.londonstockexchange.com/marketnews) or from the Investors Regulatory Announcement page on the Company's website (www.morgancrucible.com). The regulatory announcements made during the defined period were:

Date	Brief Description of Announcements
27/03/2008	Director/PDMR Shareholding – Notification of Transactions of Directors
19/03/2008	Director/PDMR Shareholding – Notification of Transactions of Directors
17/03/2008	Statement re Pension Fund Buy-Out
17/03/2008	Annual Report and Accounts 2007
17/03/2008	Holding(s) in Company – Resolution Investment Services Limited
17/03/2008	Holding(s) in Company – Standard Life Investments Limited
12/03/2008	Director/PDMR Shareholding – Notification of Transactions of Directors
10/03/2008	Director/PDMR Shareholding – Notification of Transactions of Directors
29/02/2008	Total Voting Rights Notification
26/02/2008	Director/PDMR Shareholding – Notification of Transactions of Directors
19/02/2008	Final Results – Preliminary Results for the Year Ended 4 January 2008
18/02/2008	Transaction in Own Shares – Purchase for Cancellation of 225,000 Shares
15/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
14/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
13/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
12/02/2008	Transaction in Own Shares – Purchase for Cancellation of 230,000 Shares
11/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
08/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
07/02/2008	Transaction in Own Shares – Purchase for Cancellation of 220,000 Shares
06/02/2008	Transaction in Own Shares – Purchase for Cancellation of 210,000 Shares
05/02/2008	Holding(s) in Company – Standard Life Investments Limited
05/02/2008	Transaction in Own Shares – Purchase for Cancellation of 205,000 Shares
04/02/2008	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
01/02/2008	Transaction in Own Shares – Purchase for Cancellation of 210,000 Shares
31/01/2008	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
31/01/2008	Total Voting Rights Notification
30/01/2008	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
29/01/2008	Transaction in Own Shares – Purchase for Cancellation of 175,000 Shares
29/01/2008	Holding(s) in Company – JPMorgan Chase & Co.
28/01/2008	Transaction in Own Shares – Purchase for Cancellation of 215,000 Shares
23/01/2008	Transaction in Own Shares – Purchase for Cancellation of 170,000 Shares
22/01/2008	Transaction in Own Shares – Purchase for Cancellation of 190,000 Shares
21/01/2008	Transaction in Own Shares – Purchase for Cancellation of 230,000 Shares
18/01/2008	Transaction in Own Shares – Purchase for Cancellation of 190,000 Shares

17/01/2008	Transaction in Own Shares – Purchase for Cancellation of 180,000 Shares
16/01/2008	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
15/01/2008	Transaction in Own Shares – Purchase for Cancellation of 210,000 Shares
14/01/2008	Transaction in Own Shares – Purchase for Cancellation of 140,000 Shares
11/01/2008	Transaction in Own Shares – Purchase for Cancellation of 170,000 Shares
10/01/2008	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
09/01/2008	Holding(s) in Company – JPMorgan Chase & Co.
09/01/2008	Transaction in Own Shares – Purchase for Cancellation of 170,000 Shares
08/01/2008	Transaction in Own Shares – Purchase for Cancellation of 150,000 Shares
07/01/2008	Transaction in Own Shares – Purchase for Cancellation of 180,000 Shares
04/01/2008	Transaction in Own Shares – Purchase for Cancellation of 170,000 Shares
03/01/2008	Transaction in Own Shares – Purchase for Cancellation of 150,000 Shares
02/01/2008	Directorate Change – Resignation of Mark Lejman as a Director
02/01/2008	Total Voting Rights Notification
24/12/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
24/12/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
21/12/2007	Transaction in Own Shares – Notification of Start of Non-Discretionary Programme to Purchase Ordinary Shares
21/12/2007	Acquisition – Purchase of the Technical Ceramics Businesses of Carpenter Technology Corporation for US$147 million
18/12/2007	Blocklisting Interim Review – Sharesave and Executive Share Schemes
07/12/2007	Directorate Change – appointment of Andrew Given as a Non-Executive Director
06/12/2007	Holding(s) in Company – Standard Life Investments Limited
03/12/2007	Trading Statement – Pre-Close Trading Update
07/11/2007	Holding(s) in Company – Resolution Investment Services Limited
02/11/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
31/10/2007	Total Voting Rights Notification
15/10/2007	Holding(s) in Company – Schroders plc
10/10/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
10/10/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
09/10/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
01/10/2007	Total Voting Rights Notification
27/09/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
27/09/2007	Holding(s) in Company – Resolution Investment Services Limited
27/09/2007	Holding(s) in Company – Lloyds TSB Group Plc
26/09/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
25/09/2007	Transaction in Own Shares- Purchase for Cancellation of 400,000 Shares
25/09/2007	Holding(s) in Company -- Standard Life Investments Limited
24/09/2007	Transaction in Own Shares – Purchase for Cancellation of 25,000 Shares
24/09/2007	Holding(s) in Company – Legal & General Group Plc
21/09/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
21/09/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
19/09/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
05/09/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
31/08/2007	Total Voting Rights Notification
30/08/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
20/08/2007	Holding(s) in Company – Schroders plc
17/08/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
16/08/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
16/08/2007	Holding(s) in Company – Lloyds TSB Group Plc
16/08/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
16/08/2007	Lodging of Interim Report at UKLA – For Half Year Ended 4 July 2007
15/08/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
10/08/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
02/08/2007	Holding(s) in Company – Lloyds TSB Group Plc
01/08/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
01/08/2007	Total Voting Rights Notification
01/08/2007	Acquisition – Purchase of a 49% Stake in NP Aerospace from the Carlyle Group
01/08/2007	Interim Results – For Half Year Ended 4 July 2007
30/07/2007	Transaction in Own Shares – Purchase for Cancellation of 250,000 Shares
27/07/2007	Transaction in Own Shares – Purchase for Cancellation of 140,000 Shares
26/07/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
25/07/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
24/07/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
23/07/2007	Transaction in Own Shares – Purchase for Cancellation of 60,000 Shares
20/07/2007	Transaction in Own Shares – Purchase for Cancellation of 175,000 Shares

20/07/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
19/07/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
18/07/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
17/07/2007	Transaction in Own Shares – Purchase for Cancellation of 34,285 Shares
11/07/2007	Transaction in Own Shares – Purchase for Cancellation of 50,000 Shares
11/07/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
05/07/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
04/07/2007	Transaction in Own Shares – Notification of Start of Non-Discretionary Programme to Purchase Ordinary Shares
04/07/2007	Trading Statement – Pre-Close Trading Update
02/07/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
02/07/2007	Total Voting Rights Notification
29/06/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
28/06/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
27/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
26/06/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
26/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
22/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
22/06/2007	Blocklisting Interim Review – Sharesave and Executive Share Schemes
22/06/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
21/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
15/06/2007	Transaction in Own Shares – Purchase for Cancellation of 150,000 Shares
14/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
13/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
12/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
11/06/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
08/06/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
07/06/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
31/05/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
31/05/2007	Total Voting Rights Notification
30/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
30/05/2007	Notification of UK Site Visit for Analysts
25/05/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
22/05/2007	Transaction in Own Shares – Purchase for Cancellation of 400,000 Shares
16/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
15/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
15/05/2007	Holding(s) in Company – Standard Life Investments Limited
14/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
11/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
10/05/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
08/05/2007	Holding(s) in Company – Standard Life Investments Limited
04/05/2007	Holding(s) in Company – AEGON UK Group of Companies
02/05/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
02/05/2007	Holding(s) in Company – Standard Life Investments Limited
01/05/2007	Transaction in Own Shares – Purchase for Cancellation of 250,000 Shares
01/05/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
30/04/2007	Total Voting Rights Notification
27/04/2007	Notification of Availability of AGM Resolutions at UKLA
25/04/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
25/04/2007	Annual Information Update – List of Public Disclosure for 1 April 2006 to 31 March 2007
20/04/2007	Annual General Meeting Voting Results 2007
20/04/2007	Chairman's Annual General Meeting Statement 2007
19/04/2007	Transaction in Own Shares – Purchase for Cancellation of 200,000 Shares
18/04/2007	Transaction in Own Shares – Purchase for Cancellation of 325,000 Shares
17/04/2007	Transaction in Own Shares – Purchase for Cancellation of 415,000 Shares
16/04/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
13/04/2007	Transaction in Own Shares – Purchase for Cancellation of 100,000 Shares
12/04/2007	Transaction in Own Shares – Purchase for Cancellation of 175,000 Shares
05/04/2007	Holding(s) in Company – Schroders plc
05/04/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
03/04/2007	Transaction in Own Shares – Purchase for Cancellation of 150,000 Shares
03/04/2007	Director/PDMR Shareholding – Notification of Transactions of Directors
02/04/2007	Transaction in Own Shares – Purchase for Cancellation of 120,000 Shares
02/04/2007	Total Voting Rights Notification

The Company has submitted the following filings to the UK Registrar of Companies at Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ (0870 333 3636) or, if you are a registered user, they may be viewed and downloaded using Companies House Direct (www.direct.companieshouse.gov.uk). The Companies House filings made during the defined period were:

Date	Brief Description of Filings
13/03/2008	Form 169 – Return by a Company Purchasing its own Shares
07/03/2008	Form 88(2) – Return of Allotment of Shares
23/01/2008	Form 88(2) – Return of Allotment of Shares
23/01/2008	Form 88(2) – Return of Allotment of Shares
03/01/2008	Form 288b – Resignation of Company Director
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 88(2) – Return of Allotment of Shares
23/12/2007	Form 288a – Appointment of Company Director
13/09/2007	Form 169 – Return by a Company Purchasing its own Shares
09/08/2007	Form 169 – Return by a Company Purchasing its own Shares
28/07/2007	Form 88(2) – Return of Allotment of Shares
12/07/2007	Form 363s – Annual Return
23/05/2007	Form 169 – Return by a Company Purchasing its own Shares
14/05/2007	Form 169 – Return by a Company Purchasing its own Shares
09/05/2007	Ordinary and Special Resolutions passed at Annual General Meeting
04/05/2007	Report and Accounts 2006
17/04/2007	Form 169 – Return by a Company Purchasing its own Shares

The Company sent the following documents to its shareholders during the defined period:

Date	Brief Description of Document
17/03/2008	Annual Report and Accounts 2007, Shareholder Circular incorporating Notice of Annual General Meeting and Form of Proxy.
06/11/2007	Letter regarding Electronic Communications
10/08/2007	Interim Report 2007

The Company's Annual Report for 2007 and the Interim Report for 2007 may be viewed and downloaded from the Investors page on the Company's website (www.morgancrucible.com).

The Company's Annual Report for 2007, together with the Notice of Annual General Meeting and the Interim Report 2007 were filed with the Financial Services Authority's Document Viewing Facility and can be viewed at the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Documents filed with the US Securities and Exchange Commission ('SEC')

Rule 12g3-2(b) provides an exemption from registration under section 12(g) of the Securities and Exchange Act 1934. The SEC maintains a list of foreign issuers that have submitted information under the exemption relating to certain foreign securities. The rule requires the issuer to provide the SEC with information that it (1) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organised; (2) has filed or is required to file with a stock exchange on which its securities are traded and that were made public by such exchange; and/or (3) has distributed or it is required to distribute to its security holders. Accordingly the Company files hard copies of its UK regulatory filings and shareholder circulars with the US Securities and Exchange Commission.

Details of the filings made by the Company can be viewed on the SEC website (www.sec.gov/edgar/searchedgar/webusers.htm).

Enquiries:

Tracey Bigmore
The Morgan Crucible Company plc
01753 837 000

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